AMPERICO CORP.
42 Rockwood Crescent,
Thornhill, ON, L4J 7T2
Canada.

September 25, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Amperico Corp's - Registration Statement on Form S-1
    Filing No. 333-182728

Dear: Celeste M. Murphy

In response to your letter dated August 13, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR DISCLOSURE THAT YOU QUALIFY AS AN "EMERGING GROWTH COMPANY" AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT. PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN MATERIALS THAT YOU OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF PROVIDES IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT TO POTENTIAL INVESTORS THAT ARE QUALIFIED INSTITUTIONAL BUYERS OR INSTITUTIONAL ACCREDITED INVESTORS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON
SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Response: We have complied with this comment. We have not provided or published or distributed any such written materials or research reports.

COMMENT: 2

PLEASE REVISE FOOTNOTE ONE TO YOUR CALCULATION OF REGISTRATION FEE TABLE TO SPECIFY THE PROVISION OF RULE 457 RELIED UPON TO CALCULATE YOUR REGISTRATION FEE.

Response: The footnote has been revised to the following:

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) and (o) under the Securities Act.
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PROSPECTUS COVER PAGE

COMMENT: 3

PURSUANT TO ITEM 501(B)(3) OF REGULATION S-K, PLEASE DISCLOSE THE AGGREGATE NET PROCEEDS THAT THE SELLING SHAREHOLDERS WILL RECEIVE IN THIS OFFERING ASSUMING ALL OF THE SHARES ARE SOLD AT THE OFFERING PRICE.

Response: We disclosed that the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the share are sold at the offering price is $44,400.

COMMENT: 4

PLEASE PROMINENTLY DISCLOSE THAT THE COMPANY IS A SHELL COMPANY. ACCORDINGLY, THE SECURITIES SOLD IN THIS OFFERING CAN ONLY BE RESOLD THROUGH REGISTRATION UNDER THE SECURITIES ACT OF 1933, SECTION 4(1), IF AVAILABLE, FOR NON-AFFILIATES, OR BY MEETING THE CONDITIONS OF RULE 144(I). ALSO, REVISE YOUR DISCLOSURE THROUGHOUT YOUR PROSPECTUS, INCLUDING IN YOUR RISK FACTORS, TO ACCOUNT FOR THE IMPLICATIONS OF BEING DESIGNATED A SHELL COMPANY.

Response: We do not believe that it is a "shell company" as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a "shell company" as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We do not believe that the company can be classified as having "no or nominal operations". From inception, we have performed the following activities in order to develop our business: 1) investigated the market demand for WebState analytic services. 2) Raised seed capital. 3) Investigated various key performance indicators for performance of our prospective client's websites in terms of commercial context. 4) Executed an agreement with "Telvid Inc" under which, Amperico Corp will develop and provide Telvid a Website Feedback Applet to be integrated with applet ID for each Webpage where the applet is installed 5) Purchased "Microsoft Project 2010 Professional" software.

We do not believe that such activities and the various other activities we have undertaken in the furtherance of its planned business that it can be classified as having "no or nominal operations".

PROSPECTUS SUMMARY, PAGE 3

COMMENT: 5

PLEASE DISCLOSE IN YOUR SUMMARY THAT YOUR AUDITOR HAVE EXPRESSED CONCERN ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN.

Response: We have disclosed in the summary that our auditor have expressed concern about our ability to continue as a going concern.

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COMMENT: 6

PLEASE REVISE YOUR SUMMARY TO CLARIFY THAT YOU HAVE NOT YET DEVELOPED YOUR ON-SITE ANALYTICAL SOFTWARE PRODUCT. IN ADDITION, PLEASE PROVIDE AN ESTIMATE OF THE TIME AND COST NECESSARY TO DEVELOP YOUR PRODUCT FOR COMMERCIAL USE. THIS DISCUSSION SHOULD ADDRESS YOUR CURRENT LACK OF FUNDING TO EXECUTE ON YOUR BUSINESS PLAN AND YOUR SOLE OFFICER AND DIRECTOR'S LACK OF EXPERIENCE IN THIS BUSINESS SECTOR.

Response: Our sole officer and director has experience in this business sector as stated in his biography. We have added following disclosure to our summary;

We have not yet developed our on-site analytical software product. We estimate approximately 12 months and total expenditures of $29,456 to develop our product for commercial use. We currently do not have sufficient funding to execute on our business plan.

COMMENT: 7

REVISE YOUR SUMMARY TO DISCUSS MANAGEMENT'S REASONS FOR BECOMING A PUBLIC COMPANY AT THIS TIME IN THE COMPANY'S DEVELOPMENT. DISCUSS THE PROS AND CONS OF DOING SO, INCLUDING MANAGEMENT'S ESTIMATE OF THE INCREASED EXPENSES OF PUBLICLY REPORTING. FOR EXAMPLE, WE NOTE THAT THE EXPENSES FOR THIS OFFERING ARE APPROXIMATELY $10,000. THIS REPRESENTS A SIGNIFICANT PORTION OF YOUR CURRENT ASSETS.

RISK FACTORS, PAGE 6

Response: We have revised our summary by discussing management's reasons for becoming a public company at this time in the company's development:

The management reasons for becoming public at this time are to increase its visibility to future potential investors, and to increase shareholders value by making their shares more marketable. Below we discuss other pros and cons of publicly reporting company.

PROS

     * Stock in the company can be used in part to finance future business activities.
     *    The company may increase its prestige and visibility
     * Shareholders of the company benefit from holding shares that are, (subject to certain restrictions), freely marketable.
     * Shares that are publicly traded generally command higher prices than shares that are not publicly traded which may increase our shareholders' value.
     * Shareholders are able to diversify their investment portfolios, due to the increased marketability of their shares.

CONS

     * When a company goes public, management loses some of its freedom to act without board approval and approval of a majority of the shareholders in certain matters.
     * The cost of an initial public offering is substantial, including, legal and accounting, and registration fees. The expenses of this offering are approximately $10,000. Thereafter complying with reporting obligations will cost us a minimum of $10,000 per year.
     * When a company becomes publicly held, the SEC requires it to reveal sensitive information on an ongoing basis, including business strategies, financial results, and executive salaries and compensation arrangements.

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     *    The company is required to have its financial statements audited on a regular basis.
     * A substantial portion of management time must be dedicated to initial and ongoing reporting requirements of regulatory agencies rather than to management of the company's operations.

COMMENT: 8

WE NOTE THAT MOST OF YOUR RISK FACTORS ARE GENERIC AND COULD APPLY TO ANY COMPANY. PLEASE PROVIDE RISK FACTORS THAT ARE SPECIFIC TO YOUR INDUSTRY AND PROPOSED BUSINESS OPERATIONS, INCLUDING RISKS RELATED TO SOFTWARE DEVELOPMENT, INTERNET ADVERTISING AND COLLECTING INFORMATION ON ONLINE BEHAVIOR.

Response: We have provided the following risk factors that are specific to our industry and proposed business operations:

OUR BUSINESS IS AFFECTED BY SOFTWARE RELATED PROBLEMS SUCH AS PROGRAM BUGS AND CRASHES

Because our business is in software development industry we can be affected by software related problems, such as unforeseen program bugs and crashes. Our proposed business operation can be affected by internet glitches and discrepancies of different operating systems and browsers that our clients may use. For an example, users of Mini Opera browser may have not be able to fully integrated to our service.

WE MAY HAVE POTENTIAL IMPACT OF "DO NOT TRACK" LEGISLATION ON OUR PROPOSED BUSISS OPERATIONS.

Even though the United States has not yet adopted "Do Not Track" legislation, various proposals being discussed would restrict internet companies from collecting and selling data relating to consumer behavior on the internet. Thus, it appears that this potential legislation could affect our proposed products, including our On-site WebState analytical software designed to capture customer's behavior and customer's feedback on the visited Web Sites.

COMMENT: 9

PLEASE PROVIDE A RISK FACTOR THAT DISCUSSES THE POTENTIAL IMPACT OF "DO NOT TRACK" LEGISLATION ON YOUR PROPOSED BUSINESS OPERATIONS. ALTHOUGH WE NOTE THAT THE UNITED STATES HAS NOT YET ADOPTED "DO NOT TRACK" LEGISLATION, VARIOUS PROPOSALS BEING DISCUSSED WOULD RESTRICT INTERNET COMPANIES FROM COLLECTING AND SELLING DATA RELATING TO CONSUMER BEHAVIOR ON THE INTERNET. THUS, IT APPEARS THAT THIS POTENTIAL LEGISLATION COULD AFFECT YOUR PROPOSED PRODUCTS, INCLUDING YOUR "ON-SITE WEBSTATE ANALYTICAL SOFTWARE DESIGNED TO CAPTURE CUSTOMER'S BEHAVIOR AND CUSTOMER'S FEEDBACK ON THE VISITED WEB SITES." YOUR ALEX NORTON AMPERICO CORP. AUGUST 13, 2012 PAGE 3 DISCLOSURE SHOULD INCLUDE, BUT NOT BE LIMITED TO, A DISCUSSION OF THE POTENTIAL "DO NOT TRACK" PROPOSALS THAT YOU BELIEVE POSE THE MOST SIGNIFICANT RISK TO YOUR PROPOSED OPERATIONS.

Response: We have provided the next risk factor:

WE MAY HAVE POTENTIAL IMPACT OF "DO NOT TRACK" LEGISLATION ON OUR PROPOSED BUSISS OPERATIONS.

Even though the United States has not yet adopted "Do Not Track" legislation, various proposals being discussed would restrict internet companies from collecting and selling data relating to consumer behavior on the internet. Thus, it appears that this potential legislation could affect our proposed products,

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including our On-site WebState analytical software designed to capture customer's behavior and customer's feedback on the visited Web Sites.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING..., PAGE 6

COMMENT: 10

PLEASE CLARIFY WHETHER YOUR CASH ON HAND IS SUFFICIENT TO EXECUTE ON YOUR BUSINESS PLAN OVER THE NEXT 12 MONTHS, INCLUDING DEVELOPMENT OF YOUR ON-SITE ANALYTICAL SOFTWARE PRODUCT.

Response: We have disclosed that:

Currently we do not have enough cash on hand to execute our business plan over the next 12 months, including development of our on-site analytical software product.

WE INCUR COST ASSOCIATED WITH SEC REPORTING..., PAGE 10

COMMENT: 11

WE NOTE YOUR STATEMENT THAT YOU DECIDED TO "BECOME AN SEC `REPORTING COMPANY' IN ORDER TO COMPLY WITH APPLICABLE LAWS AND REGULATION." PLEASE DESCRIBE THE "APPLICABLE LAWS AND REGULATIONS" THAT YOU ARE REFERRING TO.

Response: We have deleted this statement.

COMMENT: 12

PLEASE DISCLOSE THAT YOU WILL ALSO CEASE TO BE AN "EMERGING GROWTH COMPANY" IF YOUR TOTAL ANNUAL GROSS REVENUE EXCEEDS $1 BILLION OR YOU ISSUE MORE THAN $ BILLION IN NON-CONVERTIBLE DEBT IN THREE YEARS.

Response: We have provided the next disclose:

We will also cease to be an "emerging growth company" if your total annual gross revenue exceeds $1 billion or we issue more than $ 1 billion in non-convertible debt in three years.

SELLING SHAREHOLDERS, PAGE 13

COMMENT: 13

WE NOTE THAT THE SHARES BEING REGISTERED FOR RESALE REPRESENT ALL OF YOUR OUTSTANDING COMMON SHARES HELD BY NON-AFFILIATES. DUE TO THE SIGNIFICANT NUMBER OF SHARES BEING REGISTERED, IT APPEARS THAT THE SELLING STOCKHOLDERS MAY BE ACTING AS CONDUITS FOR THE COMPANY IN AN INDIRECT PRIMARY OFFERING. IF THE OFFERING IS A PRIMARY OFFERING, YOU MUST FIX THE OFFERING PRICE OF THE SECURITIES FOR THE DURATION OF THE OFFERING AND IDENTIFY THE SELLING STOCKHOLDERS AS UNDERWRITERS ON THE PROSPECTUS COVER PAGE. IN THE ALTERNATIVE, PROVIDE AN ANALYSIS OF WHY YOU BELIEVE THIS IS NOT AN INDIRECT PRIMARY OFFERING, TAKING INTO CONSIDERATION EACH OF THE FACTORS IDENTIFIED IN SECURITIES ACT FORMS COMPLIANCE AND DISCLOSURE INTERPRETATIONS 214.02, AVAILABLE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/SAFINTERP.HTM, AS WELL AS ANY OTHER FACTORS YOU DEEM RELEVANT.

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Response: Below we provide an analysis of why we believe this is not an indirect primary offering taking into consideration each of the factors identified in Interpretation 214.02:

How long the Selling Shareholders Have Held the Shares. As of May 14, 2012, all of the outstanding shares sold pursuant to the Registration Statement will have been held by the selling shareholders for more than 4 months since the original purchase of such shares from the company, placing the full risk of investing in such shares on the investors over a quite substantial period of time.

Circumstances Under Which the Selling Shareholders Received the Shares. All of the outstanding shares of common stock included in the Registration Statement were purchased from the company for cash in the private placements. Each of the investors in the private placement represented at the time of purchase that the investor was acquiring the outstanding shares included in the Registration Statement for investment purposes and not with a view to distribution in violation of the Securities Act.

Relationship of the Selling Shareholders to the Issuer. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of the shares of common stock included in the Registration Statement, and those selling shareholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the company.

Amount of Shares Involved. The company does not believe that the amount of common stock being registered alone warrants recharacterizing valid secondary offerings as primary offerings. The amount of shares being offered is only one of several factors to be considered in evaluating whether, under "all the circumstances," a purported secondary offering is instead a primary offering. Other facts discussed in this letter, such as various investors' represented investment intent, circumstances under which the selling shareholders received the shares, the selling shareholders' holding periods, and the relationship of the selling shareholders to the company, support the appropriate characterization of the offerings as secondary in nature.

Whether Sellers are in the Business of Underwriting Securities. The company disclosed on page 12 of the Registration Statement information regarding the selling shareholders, where none of the selling shareholders 1) has had a material relationship with us other than as a shareholder at any time within the past three years; 2) has ever been one of our officers or directors; 3) is a broker-dealer; or a broker-dealer's affiliate. All selling shareholders have advised the company that they purchased the relevant shares of common stock in the ordinary course of business or for investment purposes and not with intent to distribute such shares in violation of the Securities Act.

Whether Under All the Circumstances It Appears That the Sellers Are Acting as a Conduit for the Issuer. The company respectfully submits that the selling shareholders should in no manner be deemed to be acting as its conduit in a distribution of common stock. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of shares of common stock included in the Registration Statement, nor will the company receive any proceeds from the resale of such shares. To the knowledge of the company, none of the selling shareholders has any agreement or understanding as to the sale of any shares of common stock included in the Registration Statement, nor, to the knowledge of the Company, do such shareholders have an obligation to sell such shares. As of May 14, 2012, all of such shares will have acquired from the company more than 4 months ago. All of the outstanding shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on the investors over a substantial been period of time. The company respectfully submits that given the totality of these facts, the selling shareholders are not acting as conduits for the company and therefore the resale offerings of shares of the company's common stock constitute genuine secondary offerings and not primary offerings.

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BUSINESS, PAGE 18

COMMENT: 14

PLEASE REVISE YOUR DESCRIPTION OF YOUR BUSINESS TO CLARIFY THE DEVELOPMENT STATUS OF YOUR PRODUCTS. FOR EXAMPLE, PLEASE CLARIFY THAT YOU HAVE NOT YET DEVELOPED YOUR ON-SITE WEBSTATE ANALYTICAL TOOL. IN ADDITION, PLEASE DESCRIBE THE STEPS NECESSARY TO DEVELOP AND COMMERCIALIZE YOUR PRODUCTS, INCLUDING THE ESTIMATED TIME AND EXPENSE OF EACH DEVELOPMENT STEP. THIS DISCUSSION SHOULD ADDRESS YOUR CURRENT LACK OF FUNDING NECESSARY TO DEVELOP YOUR PRODUCTS AND YOUR SOLE OFFICER AND DIRECTOR'S LACK OF EXPERIENCE AND TECHNICAL EXPERTISE IN THIS INDUSTRY.

Response: We have added the following disclosure:

We have not yet developed our on-site WebState analytical tool. We currently do not have all funding necessary to develop our product. Below are the steps necessary to develop and commercialize our product.

     1.   Beginning of the planning process. Purchase Microsoft Project
          Software.
     2.   Complete project plan
     3.   Collecting business requirements
     4.   High Level System design
     5.   Detailed System design by components
     6.   Developing simplified P.O.C. system
     7.   Testing P.O.C.
     8.   Developing full system by components
     9.   Testing, Packaging, Delivering to production

Estimated time and expense of each development step is included in our Plan of Operations. As we discussed in our Plan of Operations our sole officer and director is an expert in the programming industry and has enough experience to develop and commercialize the product.

COMMENT: 15

WE NOTE YOUR STATEMENT THAT YOUR PROPOSED "APPLET" WILL "PROVIDE THE MEANS FOR SENDING BACK TO THE AMPERICO DATABASE FOR WEBSTATE ANALYTICS AND ANONYMOUS STORAGE." PLEASE CLARIFY WHETHER YOU CURRENTLY OWN AND OPERATE SUCH AS DATABASE. TO THE EXTENT YOU DO CURRENTLY HAVE THIS CAPABILITY, PLEASE DISCUSS WHERE THIS DATABASE IS HOSTED AND WHETHER YOU HAVE AN OFF-SITE BACK-UP FOR THIS INFORMATION.

Response: We have disclosed that:

Currently we do not have this database; at this point it is a technical proposal. We're planning to build and host the database by ourselves and use 3rd party for backup.

COMMENT: 16

WE NOTE YOUR STATEMENT THAT YOU PLAN TO MARKET YOUR SERVICES OVER THE NEXT 12 MONTHS TO NEW AND EXISTING CLIENTS. AS DISCUSSED ABOVE, PLEASE CLARIFY WHETHER YOU BELIEVE YOU WILL BE ABLE TO DEVELOP AND COMMERCIALIZE YOUR PRODUCTS WITHIN THE NEXT 12 MONTHS. TO THE EXTENT YOU DO BELIEVE YOU WILL BE ABLE TO DEVELOP THESE PRODUCTS WITHIN THAT TIMEFRAME, PLEASE DISCUSS YOUR BASIS FOR THAT BELIEF GIVEN YOUR SOLE OFFICER AND DIRECTOR'S LACK OF EXPERIENCE IN THIS INDUSTRY. PLEASE DISCLOSE THE AGGREGATE NUMBER OF YOUR EXISTING CLIENTS.

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
Response: We believe we will be able to commercialize our product in the next 12 months. As discussed in his Biographical Information, our director has sufficient experience in the software development industry. So far we have executed contract with one client.

COMMENT: 17

PLEASE DISCUSS THE CURRENT STATUS OF YOUR CONTRACT WITH TELVID, INCLUDING WHETHER YOU HAVE DELIVERED ANY PRODUCTS OR SERVICES TO DATE.

Response: We have disclosed that we have executed our contract with Telvid to outline the terms of co-operation with Telvid. We have not delivered any services or products to Telvid to date.

WEB ADVERTISING REVENUE, PAGE 20

COMMENT: 18

WE NOTE YOUR STATEMENT THAT THE BASIC APPLET WILL CONTAIN A CERTAIN AMOUNT OF SPACE ALLOCATED FOR ADVERTISING. PLEASE EXPAND YOU DISCLOSURE TO DESCRIBE THE "LOOK AND FEEL" OF THE APPLET AND ITS ORIENTATION ON THE CLIENT'S WEBPAGE.

Response: We have described the "look and feel" of the applet:

The applet works on a background gathering information about user actions on the specific web page and normally not visible to the public until feedback button is clicked. Once it is clicked the applet becomes visible with the several feedback options. The frame (bezel) of the applet has space for small advertisements. The applet size is about a quarter of the whole screen. It has two buttons: "Send feedback" and "Cancel" by clicking "Cancel" button the applet window becomes closed.

COMPETITION, PAGE 20

COMMENT: 19

YOUR DESCRIPTION OF COMPETITION IN THE INDUSTRY IS GENERIC AND COULD APPLY TO ALMOST ANY BUSINESS. PLEASE REVISE YOUR DISCLOSURE TO DISCLOSE SPECIFIC CHARACTERISTICS OF THE WEBSTATE ANALYTICAL SERVICE MARKET, INCLUDING ANY MAJOR SERVICE PROVIDERS IN THE INDUSTRY AND ANY MATERIAL BARRIERS TO ENTRY.

Response: We have revised description of competition to the following:

The On-site WebState analytical service market is highly competitive. We expect competition to continue to intensify in the future. Our major competitors include companies with substantial customer bases and working history. They are Google, Adobe, Mixpanel, Unilytics and the like.

Google offers number of web analytical tools: Analysis Tools; Content Analytics; Social Analytics; Mobile Analytics; Conversion Analytics; Advertising Analytics.

Adobe offers Adobe SiteCatalyst Real-time, high-performance analytics and reporting. This tool provides marketers with actionable, real-time web analytics intelligence about digital strategies and marketing initiatives.

Mixpanel provides mobile analytics and special tools to analyze the data.

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Unilytics provides a package for Web Analytics and Optimization Solutions.

There can be no assurance that we can obtain and maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, support, technical and other resources. Our failure to obtain and maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, financial condition and results of operations.

PLAN OF OPERATION, PAGE 23

COMMENT: 20

WE NOTE THAT DURING JULY AND AUGUST 2012 YOU ALLOCATED $200 TO "BEGIN DEVELOPMENT PROCESS FOR ANALYTICAL TOOL." PLEASE CLARIFY WHETHER YOU BELIEVE THIS TIME PERIOD AND AMOUNT ARE SUFFICIENT TO DEVELOP YOUR ANALYTICAL PRODUCT. TO THE EXTENT YOU WILL NEED ADDITIONAL TIME AND FUNDING TO DEVELOP YOUR PRODUCT, PLEASE REVISE YOUR PLAN OF OPERATIONS TO REFLECT THE DEVELOPMENT AND COMMERCIALIZATION OF YOUR ANALYTICAL TOOL.

Response: We have revised our plan of operations to reflect the development and commercialization of our analytical tool.

COMMENT: 21

WE NOTE THAT YOU DO NOT BELIEVE THAT YOU HAVE SUFFICIENT FUNDING TO EXECUTE ON YOUR BUSINESS PLAN OVER THE NEXT 12 MONTHS. PLEASE DISCLOSE THE AMOUNT OF FUNDING YOU BELIEVE IS NECESSARY TO DEVELOP AND COMMERCIALIZE YOUR PRODUCTS OR, IN THE ALTERNATIVE, FUND YOUR ADMINISTRATIVE EXPENSES WHILE YOU SEEK FINANCING.

Response: We have revised Step by step cost of operation and have disclosed the amount of funding we believe is necessary to develop and commercialize our product. The required amount is $29,456. We have $14,285 available on hand and require additional sum of $15,171.

EXECUTIVE OFFICER, PAGE 26

COMMENT: 22

PLEASE NOTE THAT PURSUANT TO ITEM 401(F), YOU ARE REQUIRED PROVIDE DISCLOSURE REGARDING INVOLVEMENT IN THE SPECIFIED LEGAL PROCEEDINGS DURING THE PAST TEN YEARS RATHER THAN FIVE.

Response: We provide disclosure regarding involvement in the specified legal proceedings during the past ten years.

Thank you.

Sincerely,

/s/ Alex Norton
-------------------------
Alex Norton
Director


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